Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of all aspects of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte & Touche, LLP, the independent registered chartered accountants appointed by the shareholders, have examined the consolidated financial statements set out on pages 94 through 127 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out below.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 30, 2010	Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the accompanying consolidated balance sheets of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as at December 31, 2009 and 2008 and the related consolidated statements of income, retained earnings, comprehensive income (loss), accumulated other comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Toronto, Canada	Independent Registered Chartered Accountants
March 30, 2010	Licensed Public Accountants

92    BROOKFIELD ASSET MANAGEMENT

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements. As described in Note 1, the Company has changed its method of accounting for intangible assets and deferred costs in 2009 due to the adoption of the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3064, “Goodwill and Intangible Assets”. In addition, as described in Note 1, the Company has adopted amendments to CICA Handbook Section 3862, “Financial Instruments – Disclosures”, which require the Company to make disclosures surrounding fair value financial instruments based on a three-level hierarchy that distinguishes between fair values obtained from independent sources versus the Company’s own assumptions about market values, and which require the Company to make additional liquidity risk disclosures. Finally, as described in Note 1, the Company has adopted amendments to CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, which clarify the application of Section 3855 with respect to the effective interest method, reclassification of financial instruments with embedded derivatives, elimination of the distinction between debt securities and other debt instruments, and changes in the categories to which debt instruments are required or are permitted to be classified. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated March 30, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada	Independent Registered Chartered Accountants
March 30, 2010	Licensed Public Accountants

2009 ANNUAL REPORT    93

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 (MILLIONS)	Note	2009	2008
Assets
Cash and cash equivalents		$1,375	$1,242
Financial assets	3	2,373	2,071
Loans and notes receivable	4	1,796	2,061
Investments	5	1,924	890
Accounts receivable and other	6	8,605	6,925
Intangible assets	7	1,822	1,632
Goodwill	2	2,343	2,011
Property, plant and equipment	8	41,664	36,765
		$61,902	$53,597
Liabilities
Corporate borrowings	9	$2,593	$2,284
Non-recourse borrowings
Property-specific mortgages	10	26,731	24,398
Subsidiary borrowings	10	3,663	3,593
Accounts payable and other liabilities	11	10,017	8,904
Intangible liabilities	12	741	891
Capital securities	13	1,641	1,425
Non-controlling interests	14	8,969	6,321
Shareholders’ equity
Preferred equity	15	1,144	870
Common equity	16	6,403	4,911
		$61,902	$53,597

On behalf of the Board:

Robert J. Harding, FCA, Director	Marcel R. Coutu, Director

94    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2009	2008
Total revenues		$12,082	$12,909
Fees earned		298	289
Revenues less direct operating costs	20
Renewable power generation		1,138	886
Commercial properties		1,770	1,831
Infrastructure		109	196
Development activities		329	166
Special situations		119	304
		3,763	3,672
Investment and other income		752	944
		4,515	4,616
Expenses
Interest		1,784	1,984
Operating costs		393	406
Current income taxes	22	(4)	(7)
Non-controlling interests in net income before the following	21	892	810
		1,450	1,423
Other items
Depreciation and amortization		(1,275)	(1,330)
Provisions and other		(370)	(342)
Future income taxes	22	(24)	461
Non-controlling interests in the foregoing items	21	673	437
Net income		$454	$649
Net income per common share	16
Diluted		$0.71	$1.02
Basic		$0.72	$1.04

2009 ANNUAL REPORT    95

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2009	2008
Retained earnings, beginning of year		$4,361	$4,867
Change in accounting policies	1(m)	—	(11)
Net income		454	649
Preferred equity issue costs		(8)	—
Shareholder distributions – preferred equity		(43)	(44)
– common equity		(298)	(843)
Amount paid in excess of book value of common shares purchased for cancellation		(15)	(257)
		$4,451	$4,361
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2009	2008
Net income		$454	$649
Other comprehensive income (loss)	3
Foreign currency translation		1,124	(780)
Available-for-sale securities		162	(277)
Derivative instruments designated as cash flow hedges		93	(45)
Future income taxes on above items		(4)	(113)
		1,375	(1,215)
Comprehensive income (loss)		$1,829	$(566)
CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31 (MILLIONS)		2009	2008
Balance, beginning of year		$(770)	$445
Other comprehensive income (loss)		1,375	(1,215)
Balance, end of year		$605	$(770)

96    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2009	2008
Operating activities
Net income		$454	$649
Adjusted for the following non-cash items
Depreciation and amortization		1,275	1,330
Future income taxes, provisions and other		394	(119)
Realization gains		(413)	(164)
Non-controlling interest in non-cash items	21	(673)	(437)
		1,037	1,259
Net change in non-cash working capital balances and other		(519)	(234)
Undistributed non-controlling interests in cash flows		657	587
		1,175	1,612
Financing activities
Corporate borrowings, net of repayments	25	106	333
Property-specific borrowings, net of issuances	25	(687)	(1,138)
Other debt of subsidiaries, net of issuances	25	(382)	(384)
Capital securities issuance		—	143
Corporate preferred equity issuance		266	—
Preferred shares of subsidiaries issuances		261	—
Common shares repurchased, net of issuances	25	(4)	(249)
Common shares of subsidiaries issued, net of repurchases		2,125	516
Shareholder distributions		(341)	(342)
		1,344	(1,121)
Investing activities
Investment in or sale of operating assets, net
Renewable power generation	25	(195)	(529)
Commercial properties	25	(629)	(502)
Infrastructure	25	(906)	361
Development activities	25	(139)	(124)
Loans and notes receivable	25	150	(159)
Financial assets	25	(258)	604
Investments		(13)	(187)
Restricted cash and deposits		(206)	(45)
Other property, plant and equipment		(190)	(229)
		(2,386)	(810)
Cash and cash equivalents
Increase/(decrease)		133	(319)
Balance, beginning of year		1,242	1,561
Balance, end of year		$1,375	$1,242

2009 ANNUAL REPORT    97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).

(a)	Basis of Presentation

All currency amounts are in United States dollars (“U.S. dollars”) unless otherwise stated. The consolidated financial statements include the accounts of Brookfield Asset Management Inc. (the “company”) and the entities over which it has voting control, as well as Variable Interest Entities (“VIEs”) for which the company is considered to be the primary beneficiary.

The company accounts for investments over which it exercises significant influence, however does not control, using the equity method. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated. Measurement of investments in which the company does not have significant influence depends on the financial instrument classification.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable values, tax and other provisions, hedge effectiveness, and fair values.

(b)	Reporting Currency

The U.S. dollar is the functional currency of the company’s head office operations and the U.S. dollar is the company’s reporting currency.

The accounts of self-sustaining subsidiaries having a functional currency other than the U.S. dollar are translated using the current rate method. Gains or losses on translation are deferred and included in other comprehensive income in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these subsidiaries are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and integrated subsidiaries are translated at the rate of exchange prevailing at year end and revenues and expenses at average rates during the year. Gains or losses on translation of these items are included in the Consolidated Statements of Income. Gains or losses on transactions which hedge these items are also included in the Consolidated Statements of Income. Gains or losses on translation of foreign currency denominated available-for-sale financial instruments are included in other comprehensive income.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and are highly liquid short-term investments with original maturities less than 90 days.

(d)	Property, Plant and Equipment

(i)	Renewable Power Generation

Power generating facilities are recorded at cost, less accumulated depreciation. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 60 years for hydroelectric generation assets.

Power generating facilities under development are recorded at cost, including pre-development expenditures, unless an impairment is identified requiring a write-down to estimated fair value.

(ii)	Commercial Properties

Commercial Properties consist of commercial properties held for investment and commercial development activities. Commercial properties held for investment are carried at cost less accumulated depreciation.

98    BROOKFIELD ASSET MANAGEMENT

Depreciation on buildings is provided during the year on a straight-line basis over the estimated useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to the carrying value, remaining estimated useful life and residual value of each property. Tenant improvements and releasing costs are deferred and amortized over the lives of the leases to which they relate. Commercial development activities are recorded at cost, including pre-development expenditures, unless an impairment is identified requiring a write-down to estimated fair value.

CICA Handbook EIC-140, Accounting for Operating Leases Acquired in either an Asset Acquisition or a Business Combination and CICA Handbook EIC-137, Recognition of Customer Relationships Acquired in a Business Combination require that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market tenant and land leases, and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms.

(iii)	Infrastructure

Infrastructure consists of Timberlands, Utilities and Energy assets, and Transportation assets.

(a) Timberlands: Timber assets are carried at cost, less accumulated depletion. Depletion of timber assets is determined based on the number of cubic metres of timber harvested annually at a fixed rate.

(b) Utilities and Energy: Utilities and energy assets are carried at cost, less accumulated depreciation. Depreciation is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 40 years.

(c) Transportation: Transportation assets are carried at cost, less accumulated depreciation. Depreciation on transportation assets is determined on a straight-line basis over the estimated service lives of the assets, which is up to 35 years.

(iv)	Development Activities

Development activities consist of residential properties, residential land, and residential properties which are under construction. These properties are recorded at cost, including pre-development expenditures. Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue. Also included in development activities are real estate opportunity investments which are depreciated over the estimated useful lives of the properties.

(v)	Financial Assets and Investments

Financial assets are designated as either held-for-trading or available-for-sale and are recorded at fair value, with changes in fair value accounted for in net income or other comprehensive income as applicable. Equity instruments, designated as available-for-sale financial assets, that do not have a quoted market price from an active market are carried at cost.

Investments include investments in the securities of affiliates and are accounted for using the equity method of accounting.

Provisions are established in instances where, in the opinion of management, the carrying values of financial assets classified as available-for-sale and investments have been other than temporarily impaired.

(vi)	Loans and Notes Receivable

Loans and notes receivable are recorded initially at their fair value and, with the exception of receivables designated as held-for-trading, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and notes receivable designated as held-for-trading are recorded at fair value with changes in fair value accounted for in net income in the period in which they arise.

2009 ANNUAL REPORT    99

(e)	Asset Impairment

For assets other than financial assets, investments, and loans and notes receivable, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carried value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(f)	Accounts Receivable and Other

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectibility. Included in accounts receivable and other are restricted cash and inventories which are carried at the lower of average cost and net realizable value and materials and supplies which are valued at the lower of average cost and replacement cost.

(g)	Intangible Assets and Liabilities

Intangible assets and liabilities with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are tested for impairment when conditions exist which may indicate that the estimated undiscounted future net cash flows from the asset are less than its carrying amount.

(h)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets acquired.

Goodwill is evaluated for impairment annually, or more often if events or circumstances indicate there may be an impairment. If the carrying value of a subsidiary, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the subsidiary’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the subsidiary. Any goodwill impairment is charged to income in the period in which the impairment is identified.

(i)	Revenue and Expense Recognition

(i)	Asset Management Fee Income

Revenues from performance-based incentive fees are recorded on the accrual basis based upon the amount that would be due under the incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events. In some cases this will require that the recognition of performance-based incentive fees be deferred to the end, or towards the end of the contract at which point performance can be more accurately measured.

(ii)	Renewable Power Generation

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

(iii)	Commercial Property Operations

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing, or the expiration of a reasonable period of time, not to exceed one year, following substantial completion. Prior to this, the property is categorized as a property under development, and related revenue is applied to reduce development costs.

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

100    BROOKFIELD ASSET MANAGEMENT

Revenue from commercial land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

(iv)	Infrastructure

(a) Timberlands: Revenue from timberlands is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped and title passes, and collectibility is reasonably assured.

(b) Utilities and Energy: Revenue from utilities and energy assets is derived from the transmission and distribution of electricity to industrial and retail customers. Revenue is recognized at contracted rates when the electricity is delivered, and as collectibility is reasonably assured.

(c) Transportation: Revenue from transportation infrastructure is derived from assets such as seaports and rail networks and consists primarily of terminal charges, handling charges and freight services revenue. Terminal charges are charged at set contracted rates per tonne of coal shipped. Handling charges and freight services revenue are recognized at the time of the provision of services.

(v)	Development Activities

Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectibility is assured.

Revenue from the sale of condominium units is recognized using the percentage-of-completion method at the time that construction is beyond a preliminary stage, sufficient units are sold and all proceeds are received or collectibility is assured.

Revenue from construction projects is recognized by the percentage-of-completion method at the time that construction is beyond a preliminary stage, there are indications that the work will be completed according to plan and all proceeds are received or collectibility is assured.

(vi)	Financial Assets and Loans and Notes Receivable

Revenue from financial assets, loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis.

(vii)	Other

The net proceeds recorded under reinsurance contracts are accounted for as deposits until a reasonable possibility that the company may realize a significant loss from the insurance risk does not exist.

(j)	Derivative Financial Instruments

The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously deferred by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship. Balances in respect of unrealized mark-to-market gains or losses on derivative financial instruments are recorded in Accounts Receivable and Other or Accounts Payable and Other Liabilities.

(i)	Items Designated as Hedges

Realized and unrealized gains and losses on foreign exchange forward contracts and currency swap contracts designated as hedges of currency risks are included in other comprehensive income when the currency risk relates to a net investment in a self-sustaining subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

2009 ANNUAL REPORT    101

Unrealized gains and losses on interest rate forward and swap contracts designated as hedges of future interest payments are included in other comprehensive income when the interest rate risk relates to anticipated interest payments. Unrealized gains and losses on interest rate swaps carried to offset corresponding changes in the values of assets and cash flow streams that are not reflected in the consolidated financial statements at December 31, 2009 and 2008 are recorded in other comprehensive income. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as adjustments to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into income over the term of the corresponding interest payments.

Unrealized gains and losses on electricity forward and swap contracts designated as hedges of future power generation revenue are included in other comprehensive income. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.

(ii)	Items not Designated as Hedges

Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in income in the period the changes occur. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Appreciation Units are recorded together with the corresponding compensation expense. Realized and unrealized gains or losses on other derivatives not designated as hedges are recorded in Investment and Other Income.

(k)	Income Taxes

The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

(l)	Other Items

(i)	Capitalized Costs

Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs and interest on debt that are related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.

(ii)	Pension Benefits and Employee Future Benefits

The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The company uses the accrued benefit method pro-rated using the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, the company expenses amounts as paid into the plans.

(iii)	Liabilities and Equity

Financial instruments that must or could be settled by a variable number of the company’s common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on the Consolidated Balance Sheets under the caption “Capital Securities” and are translated into U.S. dollars at period end rates. Dividends on these instruments are classified as Interest expense.

(iv)	Asset Retirement Obligations

Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.

102    BROOKFIELD ASSET MANAGEMENT

(v)	Stock-Based Compensation

The company and most of its consolidated subsidiaries account for stock options using the fair value method whereby compensation expense for stock options is determined based on the fair value at the grant date using an option pricing model and charged to income over the vesting period. The company’s publicly traded U.S. and Brazilian homebuilding subsidiaries record the liability and expense of stock options based on their intrinsic value using variable plan accounting, reflecting differences in how these plans operate. Under this method, vested options are revalued each reporting period, and any change in value is included in income.

(m)	Changes in Accounting Policies Adopted

(i)	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to the initial recognition of intangible assets by profit-oriented enterprises. The new section became effective for the company on January 1, 2009, and consistent with transition provisions in Section 3064, the company has adopted the new standard retrospectively with restatement. The impact of adopting this new standard was a $7 million reduction of opening retained earnings as at January 1, 2008.

(ii)	Financial Instruments

In January 2009, the Emerging Issues Committee issued Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 requires an entity to determine the fair value of all financial instruments, including derivative instruments by taking into account the credit risk of the instrument. In particular, an entity is required to factor into fair value its own credit risk in addition to the credit risk of the counterparties to the instrument. EIC-173, which was effective for the company on January 1, 2009, did not have a material impact to the company’s financial statements and the related disclosures.

In June 2009, the CICA issued amendments to Section 3862, Financial Instruments – Disclosures to provide improvements to fair value disclosures to align with disclosure rules established under United States GAAP and International Financial Reporting Standards (“IFRS”). The new rules result in enhanced fair value disclosure and require entities to assess the reliability and objectivity of the inputs used in measuring fair value. All financial assets and liabilities measured at fair value must be classified into one of three levels of a fair value hierarchy as follows: Level 1) unadjusted quoted prices in active markets for identical instruments; Level 2) inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and Level 3) inputs based on unobservable market data. The new disclosures are included in Note 3 to the consolidated financial statements. This section has also been amended to require additional liquidity risk disclosures which are included in Note 17 to the consolidated financial statements.

On August 20, 2009, the CICA issued amendments to Section 3855, Financial Instruments – Recognition and Measurement to align with IFRS. The amendments include: 1) changing the categories into which debt instruments are required and permitted to be classified; 2) changing the impairment model for held-to-maturity instruments; and 3) requiring the reversal of impairment losses relating to available-for-sale debt instruments when the fair value of the debt instrument increases in a subsequent period. The impact of adopting this standard was a reclassification of debt securities from available-for-sale bonds to loans and notes receivables which resulted in a $28 million increase to financial assets, and a $28 million increase to accumulated other comprehensive income.

(iii)	Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and subsequent recognition as an expense, including any write-down to net realizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings as at January 1, 2008.

2009 ANNUAL REPORT    103

(n)	Future Changes in Accounting Policies

(i)	Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued three new accounting standards, Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests.” Section 1582 provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Acquisition-related costs must be accounted for as expenses in the periods they are incurred, except for costs incurred to issue debt or share capital. This new standard will be applicable for acquisitions completed on or after November 1, 2011 although adoption in 2010 is permitted to facilitate the transition to IFRS in 2011. Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date and Section 1602 establishes standards for the accounting and presentation of non-controlling interest. These standards must be adopted concurrently with Section 1582.

(ii)	International Financial Reporting Standards

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace GAAP for publicly accountable enterprises for financial periods beginning on or after January 1, 2011. The company applied to the Canadian Securities Administrators (“CSA”) and was granted exemptive relief to prepare its financial statements in accordance with IFRS earlier than required and intends to do so for periods beginning January 1, 2010, preparing its first interim financial statements in accordance with IFRS for the three month period ending March 31, 2010.

2.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the purchase method of accounting which establishes specific criteria for the recognition of intangible assets separately from goodwill. The cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of purchase with any excess allocated to goodwill.

(a)	Completed During 2009

In the fourth quarter of 2009, the company increased its infrastructure investments by sponsoring the recapitalization of Babcock & Brown Infrastructure (the “BBI Transaction”). As part of the transaction, the company made direct and indirect investments in utility and transportation operations. The company acquired control of, and began consolidating Brookfield Ports (UK) Ltd. (“PD Ports”), a large port operator in the United Kingdom (“UK”).

Also in the fourth quarter of 2009, the company increased its 22% interest in the Multiplex Prime Property Fund (“MAFCA”) to 68%. As a result, the company ceased equity accounting for its investment and commenced consolidation. MAFCA is a listed unit trust and owns commercial properties in Australia.

The company also acquired $28 million of net assets which relate to its commercial property and timber operations.

The following table summarizes the balance sheet impact of significant acquisitions in 2009 that resulted in consolidation accounting:

(MILLIONS)	PD Ports	MAFCA	Other	Total
Cash, accounts receivable and other	$51	$7	$12	$70
Intangible assets	306	—	—	306
Property, plant and equipment	435	193	35	663
Investments	—	339	—	339
Non-recourse and corporate borrowings	(392)	(425)	—	(817)
Accounts payable and other liabilities	(140)	(27)	(19)	(186)
Future income tax liability	(96)	—	—	(96)
Non-controlling interests in net assets	(102)	(56)	—	(158)
	$62	$31	$28	$121

(b)	Completed During 2008

During the first quarter of 2008, the company increased its ownership interest in Brookfield Real Estate Finance Partners (“BREF I”) to 33%. As a result, the company began to consolidate BREF I under the VIE rules. BREF I originates high quality real estate finance investments on a leveraged basis.

104    BROOKFIELD ASSET MANAGEMENT

The company completed the acquisition of Itiquira Energetica S.A. (“Itiquira”) during the second quarter of 2008. Itiquira owns and operates a 156 megawatt hydroelectric facility located on the Itiquira River in Mato Grosso, Brazil.

During the second quarter of 2008, the company acquired MB Engenharia S.A. (“MB”). MB’s operations include land development and homebuilding in the middle and middle-low segments throughout Brazil.

In the fourth quarter of 2008, a subsidiary of the company merged with Company S.A. (“Company”), decreasing Brookfield’s ownership in the consolidated entity. Company’s operations include land development and residential.

In December 2008, the company increased its ownership interest in Norbord Inc. (“Norbord”) from 36% to 60% through the purchase of 99 million common shares and 50 million warrants issued as a result of a rights offering. As a result of the increase in ownership, the company ceased equity accounting for its investment in Norbord and commenced consolidating Norbord. Norbord is an international producer of wood-based panels and oriented strand board.

In addition, the company also acquired $222 million of net assets which primarily relate to its timber, residential, retail mall and power generation operations.

The following table summarizes the balance sheet impact of the significant acquisitions in 2008:

(MILLIONS)	BREF I	Itiquira	MB	Company	Norbord	Other	Total
Cash, accounts receivable and other	$1,389	$67	$212	$396	$127	$8	$2,199
Intangible assets	—	—	—	—	—	28	28
Goodwill	—	—	57	172	—	13	242
Property, plant and equipment	—	436	246	181	791	477	2,131
Non-recourse and corporate borrowings	(977)	(44)	(277)	(418)	(507)	(108)	(2,331)
Accounts payable and other liabilities	(134)	(7)	(174)	(45)	(160)	(21)	(541)
Future income tax asset (liability)	—	(59)	6	—	(73)	(4)	(130)
Non-controlling interests in net assets	(246)	—	(41)	(165)	(106)	(171)	(729)
	$32	$393	$29	$121	$72	$222	$869

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the company has immediate access. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads. In limited circumstances, the company uses input parameters that are not based on observable market data and believes that using alternative assumptions will not result in significantly different fair values.

Fair Value of Financial Instruments

Financial instruments classified or designated as held-for-trading or available-for-sale are carried at fair value on the Consolidated Balance Sheets except for equity instruments designated as available-for-sale that do not have a quoted price from an active market, which are carried at cost. The carrying amount of available-for-sale financial assets that do not have a quoted price from an active market was $158 million at December 31, 2009 (2008 – $143 million). Changes in the fair values of financial instruments classified as held-for-trading and available-for-sale are recognized in Net Income and Other Comprehensive

2009 ANNUAL REPORT    105

Income, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in Accumulated Other Comprehensive Income are reclassified to Net Income when the security is sold or there is a decline in value that is considered to be other-than-temporary. During the year ended December 31, 2009, $29 million of net deferred losses (2008 – $26 million) previously recognized in Accumulated Other Comprehensive Income were reclassified to Net Income as a result of a sale or a determination that a decline in value was an other-than-temporary impairment.

Available-for-sale securities measured at fair value or cost are assessed for impairment at each reporting date. As at December 31, 2009, unrealized gains and losses in the fair values of available-for-sale financial instruments measured at fair value amounted to $84 million (2008 – $25 million) and $59 million (2008 – $169 million) respectively. Unrealized gains and losses for debt and equity securities are primarily due to changing interest rates, market prices and foreign exchange movements.

Gains or losses arising from changes in the fair value of held-for-trading financial assets are presented in the Consolidated Statements of Income, within Investment and Other Income, in the period in which they arise. Dividends on held-for-trading and available-for-sale financial assets are recognized in the Consolidated Statements of Income as part of Investment and Other Income when the company’s right to receive payment is established. Interest on available-for-sale financial assets is calculated using the effective interest method and recognized in the Consolidated Statements of Income as part of Investment and Other Income.

Carrying Value and Fair Value of Selected Financial Instruments

The following table provides a comparison of the carrying values and fair values for selected financial instruments as at December 31, 2009 and December 31, 2008.

	2009							2008
Financial Instrument Classification	Held-for- Trading	Available-for-Sale		Held-to- Maturity	Loans Receivable / Payable and Other Liabilities	Total		Total
MEASUREMENT BASIS (MILLIONS)	(Fair Value)	(Fair Value)	(Cost)		(Amortized Cost)	(Carrying Value)	(Fair Value)	(Carrying Value)	(Fair Value)
Financial assets
Cash and cash equivalents	$1,375	$—	$—	$—	$—	$1,375	$1,375	$1,242	$1,242
Financial assets
Government bonds	109	451	—	—	—	560	560	557	557
Corporate bonds	621	308	—	—	89	1,018	990	573	573
Fixed income securities	4	309	—	—	—	313	313	431	431
Common shares	36	152	158	—	—	346	664	336	639
Loans receivable	—	—	—	—	136	136	136	174	174
Loans and notes receivable	—	—	—	1,560	236	1,796	1,703	2,061	1,596
Accounts receivable and other[1]	1,029	—	—	—	3,876	4,905	4,905	3,666	3,666
Total	$3,174	$1,220	$158	$1,560	$4,337	$10,449	$10,646	$9,040	$8,878
Financial liabilities
Corporate borrowings	$—	$—	$—	$—	$2,593	$2,593	$2,659	$2,284	$2,144
Property-specific mortgages	—	—	—	—	26,731	26,731	26,236	24,398	23,885
Subsidiary borrowings	—	—	—	—	3,663	3,663	3,666	3,593	3,354
Accounts payable and other liabilities[1]	674	—	—	—	7,689	8,363	8,363	7,441	7,441
Capital securities	—	—	—	—	1,641	1,641	1,632	1,425	1,293
	$674	$—	$—	$—	$42,317	$42,991	$42,556	$39,141	$38,117
1.	Includes $292 million of Accounts Receivable and Other and $424 million of Accounts Payable and Other Liabilities which are elected for hedge accounting

Hedging Activities

The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. When derivatives are used to manage exposures, the company determines for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge or

106    BROOKFIELD ASSET MANAGEMENT

a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

The company uses the following cash flow hedges: energy derivative contracts primarily to hedge the sale of power; interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability; and equity derivatives to hedge the long-term compensation arrangements. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness. For the year ended December 31, 2009, pre-tax net unrealized gains of $100 million (2008 – $3 million) were recorded in Other Comprehensive Income for the effective portion of the cash flow hedges.

Net Investment Hedges

The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2009, unrealized pre-tax net losses of $251 million (2008 – gains of $285 million) were recorded in Other Comprehensive Income for the effective portion of hedges of net investments in self-sustaining foreign operations.

Financial Instrument Disclosures

In June 2009, the CICA issued amendments to its Financial Instruments Disclosure standard to expand disclosures of financial instruments measured at fair value consistent with new disclosure requirements made under IFRS. Fair value hierarchical levels that are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are interest rate swap contracts and other derivative contracts.

Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are power purchase contracts, subordinated mortgaged-backed securities, interest rate swap contracts, and other derivative contracts.

2009 ANNUAL REPORT    107

Assets and liabilities measured at fair value on a recurring basis include $604 million (2008 – $452 million) of financial assets and $410 million (2008 – $381 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. The table below categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	2009				2008
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Financial assets
Cash and cash equivalents	$1,375	$—	$—	$1,375	$1,242
Financial assets
Government bonds	190	370	—	560	557
Corporate bonds	508	398	23	929	573
Fixed income securities	38	—	275	313	431
Common shares	133	55	—	188	193
Accounts receivable and other	723	—	306	1,029	610
Total	$2,967	$823	$604	$4,394	$3,606
Financial liabilities
Accounts payable and other liabilities	$97	$167	$410	$674	$371
Total	$97	$167	$410	$674	$371

4.	LOANS AND NOTES RECEIVABLE

Loans and notes receivable include corporate loans, bridge loans and other loans, either advanced directly or acquired in the secondary market.

The fair value of the company’s loans and notes receivable at December 31, 2009 is below the carrying value by $93 million (2008 – $465 million) based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

The loans and notes receivable mature over the next seven years (2008 – eight years), with an average maturity of approximately one year (2008 – one year) and include fixed rate loans totalling $94 million (2008 – $107 million) with an average yield of 7.7% (2008 – 7.4%).

The company acquired the underlying assets of two real estate loans receivable and recorded a $12 million loan impairment representing the difference between the carrying value of the loans and the estimated value of the net assets acquired.

5.	INVESTMENTS

Equity accounted investments include the following:

	% of Investment		Book Value
(MILLIONS)	2009	2008	2009	2008
Transelec	28%	28%	$378	$324
Property funds	13 - 25%	20 - 25%	480	233
Prime Infrastructure	40%	—	657	—
DBCT	49%	—	254	—
Other	Various	Various	155	126
Brazil transmission	—	7 - 25%	—	207
Total			$1,924	$890

In the fourth quarter of 2009, the company acquired a 40% interest in Prime Infrastructure which is comprised of a number of utility, energy and transportation assets as part of the BBI Transaction. As part of the same transaction, the company acquired a 49% indirect ownership interest in Dalrymple Bay Coal Terminal (“DBCT”). See Note 2 for further information.

Also in the fourth quarter of 2009, the company increased its ownership interest in MAFCA and commenced accounting for its investment in the fund on a consolidated basis. This resulted in the company consolidating the fund’s $339 million of equity accounted investments as “property fund investments” in the foregoing table. See Note 2 for further information.

108    BROOKFIELD ASSET MANAGEMENT

The company sold its Brazilian transmission investment in the second quarter of 2009 for proceeds of $275 million.

6.	ACCOUNTS RECEIVABLE AND OTHER

(MILLIONS)	Note	2009	2008
Accounts receivable	(a)	$4,201	$3,056
Prepaid expenses and other assets	(b)	2,781	2,548
Restricted cash	(c)	704	610
Future tax assets		919	711
Total		$8,605	$6,925

(a)	Accounts Receivable

Accounts receivable includes $2,447 million (2008 – $1,351 million) of work-in-process related to contracted sales from the company’s residential development operations. Also included in accounts receivable are loans receivable from employees of the company and consolidated subsidiaries of $6 million (2008 – $6 million).

(b)	Prepaid Expenses and Other Assets

Prepaid expenses and other assets includes $803 million (2008 – $778 million) of levelized receivables arising from straight-line revenue recognition for commercial property leases and power sales contracts. Also included is $461 million (2008 – $609 million) of inventory primarily related to industrial businesses.

(c)	Restricted Cash

Restricted cash relates primarily to commercial property and power generating financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

7.	INTANGIBLE ASSETS

Intangible assets includes $1,341 million (2008 – $1,470 million) related to leases and tenant relationships allocated from the purchase price on the acquisition of commercial properties which is presented net of $575 million (2008 – $526 million) of accumulated amortization.

8.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Note	2009	2008
Renewable power generation	(a)	$5,638	$4,954
Commercial properties	(b)	24,270	21,598
Infrastructure	(c)	3,247	2,879
Development activities	(d)	6,404	5,342
Other plant and equipment	(e)	2,105	1,992
Total		$41,664	$36,765
(a) Renewable Power Generation
(MILLIONS)		2009	2008
Hydroelectric power facilities		$6,235	$5,240
Wind energy		319	291
Co-generation and pumped storage		179	188
		6,733	5,719
Less: accumulated depreciation		1,328	1,018
		5,405	4,701
Generating facilities under development		233	253
Total		$5,638	$4,954

Generation assets includes the cost of the company’s 163 hydroelectric generating stations, one wind energy farm, one pumped storage facility and two natural gas-fired cogeneration facilities. The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2009 to 2046.

2009 ANNUAL REPORT    109

(b)	Commercial Properties

(MILLIONS)	2009	2008
Commercial properties	$24,163	$20,711
Less: accumulated depreciation	1,900	1,437
	22,263	19,274
Commercial developments	2,007	2,324
Total	$24,270	$21,598

Included in commercial properties is $3,961 million (2008 – $3,934 million) of land held under leases or other agreements largely expiring after the year 2099. Minimum rental payments on land leases are approximately $29 million (2008 – $29 million) annually for the next five years and $1,750 million (2008 – $1,804 million) in total on an undiscounted basis.

Construction costs of $125 million and interest costs of $132 million were capitalized to the commercial property portfolio for properties undergoing development in 2009 (2008 – $397 million and $157 million, respectively).

(c)	Infrastructure

(MILLIONS)	Note		2009	2008
Timber	(i	)	$2,802	$2,721
Utilities and energy	(ii	)	144	158
Transportation	(iii	)	301	—
Total			$3,247	$2,879
(i) Timber
(MILLIONS)			2009	2008
Timber			$3,166	$2,987
Other property, plant and equipment			16	19
			3,182	3,006
Less: accumulated depletion and amortization			380	285
Total			$2,802	$2,721
(ii) Utilities and Energy
(MILLIONS)			2009	2008
Utilities and energy assets			$216	$167
Other property, plant and equipment			—	82
			216	249
Less: accumulated depreciation			72	91
Total			$144	$158

The company’s utilities and energy assets are comprised of power transmission and distribution networks, which are operated under regulated rate base arrangements that are applied to the company’s invested capital.

In the fourth quarter of 2009, the company disposed of its Canadian distribution assets for consideration of C$75 million.

(iii)	Transportation

(MILLIONS)	2009	2008
Transportation assets	$302	$—
Less: accumulated depreciation	1	—
Total	$301	$—

In connection with the BBI Transaction, the company acquired PD Ports, the third largest port operator in the UK by volume. See Note 2 for further information.

110    BROOKFIELD ASSET MANAGEMENT

(d)	Development Activities

Development activities include properties relating to the company’s opportunity investments, residential properties, residential land and other, and construction operations.

(MILLIONS)	Note	2009	2008
Opportunity investments	(i)	$917	$850
Residential properties	(ii)	3,059	2,431
Residential land and other	(iii)	2,317	1,937
Construction		111	124
Total		$6,404	$5,342
(i) Opportunity Investments
(MILLIONS)		2009	2008
Commercial and other properties		$1,016	$926
Less: accumulated depreciation		99	76
Total		$917	$850
(ii) Residential Properties
(MILLIONS)		2009	2008
Residential properties – owned		$2,933	$2,362
– optioned		126	69
Total		$3,059	$2,431

Residential properties include infrastructure, land under option, and construction in progress for single-family homes and condominiums. During 2009, the company capitalized $104 million of interest (2008 – $148 million) to its residential land operations.

(iii)	Residential Land and Other

Residential land and other includes rural lands held for future development in agricultural or residential areas.

(e)	Other Plant and Equipment

Other plant and equipment includes capital assets associated primarily with the company’s investments in Fraser Papers Inc., Norbord Inc., Western Forest Products Inc., and other consolidated entities within the company’s restructuring funds.

9.	CORPORATE BORROWINGS

(MILLIONS)	Market	Maturity	Annual Rate	Currency	2009	2008
Term debt	Public – U.S.	March 1, 2010	5.75%	US$	$200	$200
Term debt	Public – U.S.	June 15, 2012	7.13%	US$	350	350
Term debt	Private – U.S.	October 23, 2012	6.40%	US$	75	75
Term debt	Private – U.S.	October 23, 2013	6.65%	US$	75	75
Term debt	Private – Canadian	April 30, 2014	6.26%	C$	35	—
Term debt	Public – Canadian	June 2, 2014	8.95%	C$	475	—
Term debt	Public – U.S.	April 25, 2017	5.80%	US$	240	250
Term debt	Public – Canadian	April 25, 2017	5.29%	C$	238	205
Term debt	Public – U.S.	March 1, 2033	7.38%	US$	250	250
Term debt	Public – Canadian	June 14, 2035	5.95%	C$	285	246
Commercial paper and bank borrowings			L + 62.5 b.p.	US$/C$	388	649
Deferred financing costs[1]					(18)	(16)
Total					$2,593	$2,284
1.	Deferred financing costs are amortized to interest expense over the term of the borrowing following the effective interest method

L – One month LIBOR            b.p. – Basis Points

Term debt borrowings have a weighted average interest rate of 5.9% (2008 – 6.3%), and include $1,099 million (2008 – $451 million) repayable in Canadian dollars equivalent to C$1,157 million (2008 – C$550 million).

2009 ANNUAL REPORT    111

The fair value of corporate borrowings at December 31, 2009 was above the company’s carrying values by $66 million (2008 – below by $140 million), determined by way of discounted cash flows using market rates adjusted for the company’s credit spreads. Corporate borrowings are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at their amortized cost calculated using the effective interest method.

In 2009, the company issued C$500 million of 8.95% publicly traded term debt due June 2014, as well as a C$40 million secured private placement.

In March 2010, the company repaid $200 million of corporate term debt and issued C$300 million of corporate term debt at 5.2%, which matures in September 2016.

10.	NON-RECOURSE BORROWINGS

(a)	Property-Specific Mortgages

Principal repayments on property-specific mortgages due over the next five years and thereafter are as follows:

(MILLIONS)	Renewable Power Generation	Commercial Properties	Infrastructure	Development	Special Situations	Total Annual Repayments
2010	$390	$1,281	$10	$1,032	$64	$2,777
2011	126	5,329	74	722	126	6,377
2012	700	1,793	—	430	636	3,559
2013	138	2,317	454	157	76	3,142
2014	288	1,185	—	41	—	1,514
Thereafter	2,489	4,228	1,528	49	1,068	9,362
Total – 2009	$4,131	$16,133	$2,066	$2,431	$1,970	$26,731
Total – 2008	$3,588	$15,219	$1,648	$2,490	$1,453	$24,398
The local currency composition of property-specific mortgages are as follows:
(MILLIONS)			2009	Local Currency	2008	Local Currency
U.S . dollars			$16,489	$16,489	$16,906	$16,906
Canadian dollars			3,507	3,690	3,085	3,766
Australian dollars			2,879	3,208	2,074	2,943
Brazilian reais			2,431	4,233	1,460	3,415
British pounds			1,201	743	725	496
New Zealand dollars			176	243	101	171
European Union euros			48	33	47	33
			$26,731	$ N/A	$24,398	$ N/A

N/A - not applicable

The weighted average interest rate at December 31, 2009 was 5.2% per annum (2008 – 5.8%).

Property-specific mortgages are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at their amortized cost calculated using the effective interest method.

The fair value of property-specific mortgages was below the company’s carrying values by $495 million (2008 – $513 million), determined by way of discounted cash flows using market rates adjusted for credit spreads applicable to the debt.

Residential property debt represents amounts drawn under construction financing facilities which are typically established on a project-by-project basis. Amounts drawn are repaid from the proceeds on the sale of building lots, single-family homes and condominiums and redrawn to finance the construction of new homes.

112    BROOKFIELD ASSET MANAGEMENT

(b)	Subsidiary Borrowings

Principal repayments on subsidiary borrowings over the next five years and thereafter are as follows:

(MILLIONS)	Renewable Power Generation	Commercial Properties	Infrastructure	Development	Special Situations	Other	Total Annual Repayments
2010	$28	$392	$—	$296	$92	$35	$843
2011	122	159	—	179	118	—	578
2012	380	—	—	—	246	—	626
2013	—	—	—	—	5	—	5
2014	—	—	—	—	218	—	218
Thereafter	614	—	—	—	—	779	1,393
Total – 2009	$1,144	$551	$—	$475	$679	$814	$3,663
Total – 2008	$652	$831	$140	$394	$815	$761	$3,593

The local currency composition of subsidiary borrowings are as follows:

(MILLIONS)	2009	Local Currency		2008	Local Currency
U.S . dollars	$1,723		$1,723	$1,865		$1,865
Canadian dollars	1,191		1,253	955		1,166
Australian dollars	588		655	760		1,078
Brazilian reais	—		—	4		10
British pounds	161		100	9		6
	$3,663	$	N/A	$3,593	$	N/A

The fair value of subsidiary borrowings was above the company’s carrying values by $3 million (2008 – was below $239 million), determined by way of discounted cash flows using market rates adjusted for applicable credit spreads.

Commercial properties includes $nil (2008 – $240 million) invested by investment partners in the form of debt capital in entities that are required to be consolidated into the company’s accounts.

Subsidiary borrowings include contingent obligations pursuant to financial instruments which are recorded as liabilities. These amounts include $779 million (2008 – $675 million) of subsidiary obligations relating to the company’s international operations that are subject to credit rating provisions and which are supported by corporate guarantees.

Subsidiary borrowings are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at amortized cost calculated using the effective interest method.

11.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

(MILLIONS)	2009	2008
Accounts payable	$5,052	$4,494
Future tax liabilities	1,654	1,461
Other liabilities	3,311	2,949
Total	$10,017	$8,904

Included in accounts payable and other liabilities is $1,674 million (2008 – $1,045 billion) and $696 million (2008 – $453 million) of accounts payable and deferred revenue, respectively, related to the company’s residential development operations. Accounts payable also includes $735 million (2008 – $1,014 million) of insurance deposits, claims and other liabilities incurred by the company’s insurance subsidiaries.

12.	INTANGIBLE LIABILITIES

Intangible liabilities represent below-market tenant leases and above-market ground leases assumed on acquisitions, net of accumulated amortization. At December 31, 2009, $741 million (2008 – $891 million) of below-market tenant leases and above-market ground leases were recorded net of $476 million of amortization (2008 – $374 million).

2009 ANNUAL REPORT    113

13.	CAPITAL SECURITIES

The company has the following capital securities outstanding:

(MILLIONS)	Note	2009	2008
Corporate preferred shares	(a)	$632	$543
Subsidiary preferred shares	(b)	1,009	882
Total		$1,641	$1,425

(a)	Corporate Preferred Shares

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Description	Cumulative Dividend Rate	Currency	2009	2008
Class A preferred shares	10,000,000	Series 10	5.75%	C$	$238	$205
	4,032,401	Series 11	5.50%	C$	96	83
	7,000,000	Series 12	5.40%	C$	166	143
	6,000,000	Series 21	5.00%	C$	142	123
Deferred financing costs					(10)	(11)
Total					$632	$543

Subject to approval of the Toronto Stock Exchange, the Series 10, 11, 12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of either the company or the holder, at any time after the following dates:

CLASS A PREFERRED SHARES	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
Series 10	September 30, 2008	September 30, 2008	March 31, 2012
Series 11	June 30, 2009	June 30, 2009	December 31, 2013
Series 12	March 31, 2014	March 31, 2014	March 31, 2018
Series 21	June 30, 2013	June 30, 2013	June 30, 2013

(b)	Subsidiary Preferred Shares

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Description	Cumulative Dividend Rate	Currency	2009	2008
Class AAA preferred shares of	8,000,000	Series F	6.00%	C$	$190	$164
Brookfield Properties Corporation	4,400,000	Series G	5.25%	US$	110	110
	8,000,000	Series H	5.75%	C$	190	164
	8,000,000	Series I	5.20%	C$	190	164
	8,000,000	Series J	5.00%	C$	190	164
	6,000,000	Series K	5.20%	C$	143	123
Deferred financing costs					(4)	(7)
Total					$1,009	$882

The subsidiary preferred shares are redeemable at the option of either the company or the holder, at any time after the following dates:

CLASS AAA PREFERRED SHARES	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
Series F	September 30, 2009	September 30, 2009	March 31, 2013
Series G	June 30, 2011	June 30, 2011	September 30, 2015
Series H	December 31, 2011	December 31, 2011	December 31, 2015
Series I	December 31, 2008	December 31, 2008	December 31, 2010
Series J	June 30, 2010	June 30, 2010	December 31, 2014
Series K	December 31, 2012	December 31, 2012	December 31, 2016

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14.	NON-CONTROLLING INTERESTS

Non-controlling interests represent the common and preferred equity in consolidated entities that is owned by other shareholders.

(MILLIONS)	2009	2008
Common equity	$ 8,182	$ 5,875
Preferred equity	787	446
Total	$ 8,969	$ 6,321

Non-controlling interests in common equity increased by $2,125 million during 2009 as a result of equity issuances in the company’s consolidated subsidiaries.

15.  PREFERRED EQUITY

Preferred equity represents perpetual preferred shares and consists of the following:

			Issued and Outstanding
(MILLIONS, EXCEPT SHARE INFORMATION)	Rate	Term	2009	2008	2009	2008
Class A preferred shares
Series 2	70% P	Perpetual	10,465,100	10,465,100	$ 169	$ 169
Series 4	70% P/8.5%	Perpetual	2,800,000	2,800,000	45	45
Series 8	Variable up to P	Perpetual	1,805,948	1,805,948	29	29
Series 9	4.35%	Perpetual	2,194,052	2,194,052	35	35
Series 13	70% P	Perpetual	9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p.[1]	Perpetual	2,000,000	2,000,000	42	42
Series 17	4.75%	Perpetual	8,000,000	8,000,000	174	174
Series 18	4.75%	Perpetual	8,000,000	8,000,000	181	181
Series 22	7.00%	Perpetual	12,000,000	—	274	—
Total					$ 1,144	$ 870
1.	Rate determined in a quarterly auction

P – Prime Rate      B.A. – Bankers’ Acceptance Rate      b.p. – Basis Points

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share.

In June 2009, the company issued 12,000,000 Class A series 22, 7% preferred shares for cash proceeds of C$300 million, and incurred transaction costs of C$9 million.

In January 2010, the company issued 11,000,000 Class A series 24, 5.4% preferred shares for cash proceeds of C$275 million, and incurred transaction costs of C$8 million.

16.	COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

2009 ANNUAL REPORT    115

The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	2009	2008
Class A and B common shares	$ 1,289	$ 1,278
Contributed surplus	58	42
Retained earnings	4,451	4,361
Accumulated other comprehensive income (loss)	605	(770)
Common equity	$ 6,403	$ 4,911
NUMBER OF SHARES
Class A common shares	572,782,819	572,479,652
Class B common shares	85,120	85,120
	572,867,939	572,564,772
Unexercised options	34,883,426	27,761,269
Total diluted common shares	607,751,365	600,326,041

(a)	Class A and Class B Common Shares

The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s Board of Directors. Shareholder approvals for matters other than for the election of directors must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.

During 2009 and 2008, the number of issued and outstanding common shares changed as follows:

	2009	2008
Outstanding at beginning of year	572,564,772	583,612,701
Shares issued (repurchased)
Dividend reinvestment plan	178,962	161,386
Management share option plan	1,622,444	3,014,077
Repurchases	(1,498,249)	(14,224,303)
Other	10	911
Outstanding at end of year	572,867,939	572,564,772

In 2009, the company repurchased 1,498,249 (2008 – 14,224,303) Class A common shares under normal course issuer bids at a cost of $18 million (2008 – $287 million). Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan and management share option plan (“MSOP”), totalled $14 million (2008 – $33 million).

(b)	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

(MILLIONS)	2009	2008
Net income	$ 454	$ 649
Preferred share dividends	(43)	(44)
Net income available for common shareholders	$ 411	$ 605
Weighted average outstanding common shares	572.2	581.1
Dilutive effect of options using treasury stock method	8.1	10.8
Common shares and common share equivalents	580.3	591.9

The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common shares, as both classes of common shares participate equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

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(c)	Stock-Based Compensation

Options issued under the company’s MSOP typically vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date. During 2009, the company granted 10,154,850 (2008 – 3,823,000) options with an average exercise price of $14.31 (C$17.78) (2008 – C$31.47) per share. The cost of the options granted was determined using the Black-Scholes model of valuation, assuming a 7.5 year term to exercise (2008 – 7.5 year), 32% volatility (2008 – 27%), a weighted average expected annual dividend yield of 3.7% (2008 – 1.7%), a risk-free rate of 2.3% (2008 – 3.9%) and a liquidity discount of 25% (2008 – 25%). The cost of $21 million (2008 – $21 million) is charged to employee compensation expense on an equal basis over the five-year vesting period of the options granted.

The changes in the number of options during 2009 and 2008 were as follows:

	2009		2008
	Number of Options (000’s)	Weighted Average Exercise Price	Number of Options (000’s)	Weighted Average Exercise Price
Outstanding at beginning of year	27,761	C$ 19.61	27,344	C$ 17.12
Granted	10,155	17.78	3,823	31.47
Exercised	(1,623)	7.76	(3,014)	10.18
Cancelled	(1,410)	32.37	(392)	34.54
Outstanding at end of year	34,883	C$ 19.11	27,761	C$ 19.61
Exercisable at end of year	18,408		16,671
At December 31, 2009, the following options to purchase Class A common shares were outstanding:
NUMBER OUTSTANDING (000’S)		Exercise Price	Weighted Average Remaining Life	Number Exercisable (000’s)
2,129		C$4.90 – C$6.73	0.6 years	2,129
6,210		C$7.61 – C$9.84	2.4 years	6,210
12,839		C$13.37 – C$19.03	8.0 years	2,958
7,946		C$20.21 – C$30.22	5.7 years	5,446
5,759		C$31.62 – C$46.59	7.7 years	1,665
34,883				18,408

A Restricted Share Unit Plan provides for the issuance of Deferred Share Units (“DSUs”), as well as Restricted Share Appreciation Units (“RSAUs”). Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs and RSAUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSAUs into cash until cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSAUs when converted into cash will be equivalent to the difference between the market price of equivalent numbers of common shares at the time the conversion takes place, and the market price on the date the RSAUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSAUs. The value of the vested DSUs and RSAUs as at December 31, 2009 was $215 million (2008 – $132 million).

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSAUs. The amount payable by the company in respect of vested DSUs and RSAUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2009, including those of operating subsidiaries, totalled $26 million (2008 – $61 million), net of the impact of hedging arrangements.

2009 ANNUAL REPORT    117

17.	DERIVATIVE FINANCIAL INSTRUMENTS

The company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

The aggregate notional amount of the company’s derivative positions at the end of 2009 and 2008 are as follows:

(MILLIONS)	Note	2009	2008
Foreign exchange	(a)	$ 2,220	$ 3,607
Interest rates	(b)	6,503	8,085
Credit default swaps	(c)	365	2,465
Equity derivatives	(d)	567	417
Commodity instruments (energy)	(e)	365	198
		$ 10,020	$ 14,772

(a)	Foreign Exchange

The company held the following foreign exchange contracts with notional amounts at December 31, 2009 and December 31, 2008.

	Notional Amount (U.S . Dollars)		Average Exchange Rate
(MILLIONS)	2009	2008	2009	2008
Foreign exchange contracts
Canadian dollars	$ 192	$ 278	$ 0.95	$ 0.82
British pounds	364	960	1.61	1.48
Australian dollars	389	1,053	0.81	0.67
European Union euros	176	121	1.46	1.49
Danish kroner	54	—	0.19	—
Brazilian reais	3	249	1.75	1.92
Cross currency interest rate swaps
Canadian dollars	569	669	0.79	0.67
Australian dollars	24	141	0.66	0.77
Brazilian reais	—	136	—	1.71
Foreign exchange options	449	—	0.73	—
	$ 2,220	$ 3,607	$ N/A	$ N/A

Included in net income, are net gains on foreign currency balances amounting to $16 million (2008 – $37 million) and included in the cumulative translation adjustment account in other comprehensive income are gains in respect of foreign currency contracts entered into for hedging purposes amounting to $1 million (2008 – $139 million).

(b)	Interest Rates

At December 31, 2009, the company held interest rate swap contracts having an aggregate notional amount of $650 million (2008 – $400 million). The company’s subsidiaries held interest rate swap contracts having an aggregate notional amount of $4,953 million (2008 – $3,292 million). The company’s subsidiaries held interest rate cap contracts with an aggregate notional amount of $900 million (2008 – $4,393 million).

(c)	Credit Default Swaps

As at December 31, 2009, the company held credit default swap contracts with an aggregate notional amount of $365 million (2008 – $2,465 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in the value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of predetermined credit events. The company is entitled to receive payments in the event of a predetermined credit event for up to $245 million (2008 – $2,407 million) of the notional amount and could be required to make payments in respect of $120 million (2008 – $58 million) of the notional amount.

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(d)	Equity Derivatives

At December 31, 2009, the company and its subsidiaries held equity derivatives with a notional amount of $567 million (2008 – $417 million) recorded at an amount equal to fair value. A portion of the notional amount represents a $366 million (2008 – $263 million) hedge of long-term compensation arrangements and the balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s consolidated financial statements at year end.

(e)	Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements at year end.

Other Information Regarding Derivative Financial Instruments

The following table classifies derivatives elected as either fair value hedges, cash flow hedges or net investment hedges, and records changes in the value of the effective portion of the hedge in either Other Comprehensive Income or Net Income, depending on the hedge classification and records changes in the value of the ineffective portion of the hedge in Net Income during the year:

		Net Gain (Losses)
(MILLIONS)	Notional	Effective Portion	Ineffective Portion
Fair value hedges	$ 447	$ 8	$ 2
Cash flow hedges	4,684	100	1
Net investment hedges	1,064	(92)	5
	$ 6,195	$ 16	$ 8

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2009 and 2008, for both derivatives that are held-for-trading and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2009	Unrealized Losses During 2009	Net Change During 2009	2008 Net Change
Foreign exchange derivatives	$ 87	$ (70)	$ 17	$ 176
Interest rate derivatives
Interest rate swaps	212	(8)	204	(180)
Interest rate caps	4	(3)	1	2
	216	(11)	205	(178)
Credit default swaps	—	(4)	(4)	27
Equity derivatives	66	(47)	19	(219)
Commodity derivatives	83	(112)	(29)	147
	$ 452	$ (244)	$ 208	$ (47)

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The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity, as at December 31, 2009, for both derivatives that are held-for-trading and derivatives that qualify for hedge accounting:

	Residual Term to Contractual Maturity
(MILLIONS)	< 1 year	1 to 5 years	> 5 years	Total Notional Amount
Held-for-trading
Foreign exchange derivatives	$ 316	$ 473	$ —	$ 789
Interest rate derivatives
Interest rate swaps	798	198	478	1,474
Interest rate caps	356	28	—	384
	1,154	226	478	1,858
Credit default swaps	—	365	—	365
Equity derivatives	37	336	184	557
Commodity derivatives	37	100	119	256
	1,544	1,500	781	3,825
Elected for hedge accounting
Foreign exchange derivatives	1,065	366	—	1,431
Interest rate derivatives
Interest rate swaps	1,100	3,024	5	4,129
Interest rate caps	160	356	—	516
	1,260	3,380	5	4,645
Equity derivatives	10	—	—	10
Commodity derivatives	93	16	—	109
	2,428	3,762	5	6,195
	$ 3,972	$ 5,262	$ 786	$ 10,020

18.	RISK MANAGEMENT

The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e. interest rate risk, currency risk and other price risks that impact the fair values of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates such as changes in equity prices, commodity prices or credit spreads.

The company manages market risk from foreign currency assets and liabilities and the impact of changes in interest rates, floating rate assets and liabilities by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures. Financial instruments held by the company that are subject to market risk include securities and loans and notes receivable, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts. The categories of financial instruments that can potentially give rise to significant variability in net income and other comprehensive income are described in the following paragraphs.

Interest Rate Risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The company’s assets largely consist of long duration interest sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed rate debt or floating rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded

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at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

The result of a 50-basis point increase in interest rates on the company’s net floating rate assets and liabilities would have resulted in a corresponding decrease in net income before tax of $29 million on an annualized basis.

Changes in the value of held-for-trading interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting together with changes in the value of available-for-sale financial instruments are recorded in other comprehensive income together with the change in the value of the item being hedged. The impact of a 10-basis point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income of $1 million and an increase in other comprehensive income of $2 million, before tax for the year ended December 31, 2009.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $16 million increase in the value of these positions on a combined basis, of which $20 million relates to the Canadian dollar. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to hedge the net investment in self-sustaining operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $32 million as at December 31, 2009, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives in respect of compensation arrangements, would have increased net income by $6 million and decreased other comprehensive income by $8 million, prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $16 million. This increase would be offset by a $17 million change in value of the associated equity derivatives of which $16 million would offset the above mentioned increase in compensation expense and the remaining $1 million would be recorded in other comprehensive income.

The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2009 by approximately $21 million and other comprehensive income by $4 million, prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.

The company held credit default swap contracts with a net notional amount of $125 million at December 31, 2009. The company is exposed to changes in the credit spread of the contracts’ underlying

2009 ANNUAL REPORT    121

reference asset. A 10-basis point increase in the credit spread of the underlying reference assets would have increased net income by $0.3 million for the year ended December 31, 2009, prior to taxes.

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.

The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivables and credit investments is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate level. The primary source of liquidity consists of cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.

19.	CAPITAL MANAGEMENT

The capital of the company consists of the components of shareholders’ equity in the company’s consolidated balance sheet (i.e. common and preferred equity) as well as the company’s capital securities, which consist of corporate preferred shares that are convertible into common shares at the option of either the holder or the company. As at December 31, 2009, these items totalled $8.2 billion on a book value basis (2008 – $6.3 billion).

The company’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment- grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary obligations that are guaranteed by the company or are otherwise considered corporate in nature, totalled $3.4 billion based on book values at December 31, 2009 (2008 – $3.0 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at December 31, 2009 was 27% (2008 – 28%), which is within the company’s target of between 20% and 30% on a book value basis.

The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property-specific financings, subsidiary borrowings, capital securities as well as common and preferred equity held by other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the company. The capital

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is typically managed with the objective of maintaining investment-grade levels in most circumstances and is, except in limited and carefully managed circumstances, without any recourse to the company. Management of the company also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.

The company is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2009. The company and its consolidated entities are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the company.

20.	REVENUES LESS DIRECT OPERATING COSTS

Direct operating costs include all attributable expenses except interest, depreciation and amortization, taxes, other provisions and non-controlling interests in income. The details are as follows:

	2009			2008
(MILLIONS)	Revenue	Expenses	Net	Revenue	Expenses	Net
Renewable power generation	$ 1,156	$ 387	$ 769	$ 1,286	$ 400	$ 886
Commercial properties	2,918	1,192	1,726	2,761	1,094	1,667
Infrastructure	339	230	109	455	259	196
Development activities	1,965	1,636	329	1,990	1,824	166
Special situations	1,754	1,635	119	2,090	1,786	304
Realization gains	—	—	413	—	—	164
	$ 8,132	$ 5,080	$ 3,465	$ 8,582	$ 5,363	$ 3,383

21.	NON-CONTROLLING INTERESTS IN INCOME

Non-controlling interests of others in income is segregated into the non-controlling share of income before certain items and their share of those items, which include depreciation and amortization, income taxes and other provisions.

(MILLIONS)	2009	2008
Non-controlling interests’ share of net income prior to the following	$ 892	$ 810
Non-controlling interests’ share of depreciation and amortization, provisions and other, and future income taxes	(673)	(437)
Non-controlling interests in net income	$ 219	$ 373
Distributed as recurring dividends
Preferred	$ 4	$ 2
Common	235	203
(Overdistributed)/undistributed	(20)	168
Non-controlling interests in net income	$ 219	$ 373
22. INCOME TAXES
(MILLIONS)	2009	2008
Current	$ (4)	$ (7)
Future	24	(461)
Current and future income tax expense/(recovery)	$ 20	$ (468)

Future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $433 million (2008 – $215 million) that relate to non-capital losses which expire over the next 20 years, and $129 million (2008 – $82 million) that relate to capital losses which have no expiry date. The company’s U.S. subsidiaries have future income tax assets of $165 million (2008 – $177 million) that relate to net operating losses which expire over the next 20 years. The company’s international subsidiaries have future income tax assets of $273 million (2008 – $237 million) that relate to operating losses which generally have no expiry date. The benefit of these tax losses is reduced by $81 million (2008 – nil) for future tax liabilities that are expected to reverse at the same time. The amount of non-capital and capital losses and deductible

2009 ANNUAL REPORT    123

temporary differences for which no future income tax assets have been recognized is approximately $2,829 million (2008 – $2,887 million). The future income tax liabilities represent the cumulative amount of income tax payable on the differences between the book values and the tax values of the company’s assets and liabilities at the rates expected to be effective at the time the differences are anticipated to reverse. The future income tax liabilities relate primarily to differences between book values and tax values of property, plant and equipment due to different depreciation rates for accounting and tax purposes. The future income tax assets and liabilities are recorded in accounts receivable and other and accounts payable and other liabilities on the balance sheet.

The following table reflects the company’s effective tax rate at December 31, 2009 and 2008:

	2009	2008
Statutory income tax rate	33%	33%
Increase/(reduction) in rate resulting from
Dividends subject to tax prior to receipt by the company	(15)%	(19)%
Portion of income not subject to tax	(14)%	(6)%
International operations subject to different tax rates	(19)%	(26)%
Change in tax rates on temporary differences	5%	(99)%
Recognition of future tax assets/(liabilities)	(6)%	7%
Foreign exchange gain and losses	3%	(27)%
Non-recognition of the benefit of current year’s tax losses	14%	27%
Other	3%	13%
Effective income tax rate	4%	(97)%
23. JOINT VENTURES
The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures that are reflected in the company’s accounts:
(MILLIONS)	2009	2008
Assets	$ 4,434	$ 5,615
Liabilities	2,292	2,912
Operating revenues	548	693
Operating expenses	376	454
Net income	35	92
Cash flows from operating activities	179	104
Cash flows used in investing activities	(35)	(145)
Cash flow from financing activities	4	105

24.	POST-EMPLOYMENT BENEFITS

The company offers pension and other post employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ income for 2009 was $15 million (2008 – expense of $13 million). The discount rate used was 6% (2008 – 6%) with an increase in the rate of compensation of 4% (2008 – 3%) and an investment rate of 8% (2008 – 7%).

(MILLIONS)	2009	2008
Plan assets	$ 1,063	$ 983
Less accrued benefit obligation:
Defined benefit pension plan	(1,186)	(1,094)
Other post-employment benefits	(34)	(62)
Net liability	(157)	(173)
Less: Unamortized transitional obligations and net actuarial losses	264	291
Accrued benefit asset	$ 107	$ 118

124    BROOKFIELD ASSET MANAGEMENT

25.	SUPPLEMENTAL CASH FLOW INFORMATION

(MILLIONS)	2009	2008
Corporate borrowings
Issuances	$459	$150
Repayments	(20)	(300)
Net commercial paper and bank borrowings (repaid)/issued	(333)	483
	$106	$333
Property-specific mortgages
Issuances	$2,465	$4,830
Repayments	(3,152)	(5,968)
	$(687)	$(1,138)
Other debt of subsidiaries
Issuances	$1,302	$1,169
Repayments	(1,684)	(1,553)
	$(382)	$(384)
Common shares
Issuances	$14	$32
Repurchases	(18)	(281)
	$(4)	$(249)
Renewable power generation
Proceeds of dispositions	$—	$—
Investments	(195)	(529)
	$(195)	$(529)
Commercial properties
Proceeds of dispositions	$33	$768
Investments	(662)	(1,270)
	$(629)	$(502)
Infrastructure
Proceeds of dispositions	$314	$613
Investments	(1,220)	(252)
	$(906)	$361
Development activities
Proceeds of dispositions	$128	$216
Investments	(267)	(340)
	$(139)	$(124)
Loans and notes receivable
Loans collected	$286	$781
Loans advanced	(136)	(940)
	$150	$(159)
Financial assets
Securities sold	$874	$1,269
Securities purchased	(1,132)	(665)
	$(258)	$604

Cash taxes paid were $5 million (2008 – $78 million) and are included in current income taxes. Cash interest paid totalled $1,867 million (2008 – $2,163 million). Sustaining capital expenditures in the company’s renewable power generating operations were $70 million (2008 – $70 million), in its property operations were $49 million (2008 – $48 million) and in its infrastructure operations were $13 million (2008 – $9 million).

Included in cash and cash equivalents is $1,109 million (December 31, 2008 – $863 million) of cash and $266 million of short-term deposits at December 31, 2009 (December 31, 2008 – $379 million).

2009 ANNUAL REPORT    125

26.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

(a)	renewable power generation operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

(b)

commercial properties operations, which are principally commercial office properties, retail properties and commercial developments located primarily in major North American, Brazilian, and Australian and European cities;

(c)	infrastructure operations, which are predominantly transportation, utilities and timberland operations located in Australia, North America, the United Kingdom and South America;

(d)

development activities operations, which are principally residential development, opportunistic investing and homebuilding operations, located primarily in major North American, Brazilian and Australian cities; and

(e)	special situations operations include the company’s restructuring funds, real estate finance, bridge lending and other investments.

Non-operating assets and related revenues, cash flows and income are presented as cash and financial assets.

Revenue, net income (loss) and assets by reportable segments are as follows:

	2009			2008
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Revenue	Net Income (Loss)	Assets	Revenue	Net Income (Loss)	Assets
Asset management and other	$ 1,691	$ 135	$ 2,603	$ 2,149	$ 71	$ 2,212
Renewable power generation	1,206	489	7,043	1,286	328	6,473
Commercial properties	2,967	95	27,718	3,226	154	24,917
Infrastructure	418	(8)	5,978	613	33	4,413
Development activities	1,962	(43)	9,756	1,634	8	7,283
Special situations	3,347	(179)	6,893	3,387	86	6,131
Cash and financial assets	491	(35)	1,911	614	(31)	2,168
	$ 12,082	$ 454	$ 61,902	$ 12,909	$ 649	$ 53,597
Revenue and assets by geographic segments are as follows:
AS AT AND FOR THE YEARS ENDED DECEMBER 31	2009			2008
(MILLIONS)	Revenue		Assets	Revenue		Assets
United States	$ 5,774		$ 30,688	$ 5,639		$ 28,203
Canada	2,262		10,403	3,005		10,757
Australia	1,587		7,967	1,826		6,031
Brazil	1,345		9,249	1,092		5,749
Europe	716		3,093	543		1,901
Other	398		502	804		956
	$ 12,082		$ 61,902	$ 12,909		$ 53,597

126    BROOKFIELD ASSET MANAGEMENT

27.	OTHER INFORMATION

(a)	Commitments, Guarantees and Contingencies

In the normal course of business, the company and its subsidiaries enter into contractual obligations which include commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. At the end of 2009, the company and its subsidiaries had $1,285 million (2008 – $1,269 million) of such commitments outstanding of which $244 million (2008 – $211 million) is included in liabilities in the consolidated balance sheets.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

The company has $2.5 billion of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.

The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

(b)	Insurance

The company conducts insurance operations as part of its asset management activities. As at December 31, 2009, the company held insurance assets of $717 million (2008 – $926 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. During 2009, net underwriting losses on reinsurance operations were $8 million (2008 – $18 million) representing $102 million (2008 – $363 million) of premium and other revenues offset by $110 million (2008 – $381 million) of reserves and other expenses.

2009 ANNUAL REPORT    127

FIVE-YEAR FINANCIAL REVIEW

AS AT AND FOR THE YEARS ENDED DECEMBER 31
(MILLIONS, EXCEPT PER SHARE AMOUNTS; UNAUDITED)	2009	2008		2007	2006	2005
Per Common Share (fully diluted)
Book value – Canadian GAAP	$ 11.58	$ 8.92		$ 11.64	$ 9.37	$ 7.87
Underlying value – adjusted IFRS basis[1]	28.53	26.56		—	—	—
Cash flow from operations	2.43	2.33		3.11	2.95	1.46
Net income	0.71	1.02		1.24	1.90	2.72
Market trading price – NYSE	22.18	15.27		35.67	32.12	22.37
Dividends paid	0.52	1.45	[2]	0.47	0.39	0.26
Common shares outstanding
Basic	572.9	572.6		583.6	581.8	579.6
Diluted	607.8	600.3		611.0	610.8	608.0

Total (millions)
Total assets under management[1,3]	$ 108,342	$ 89,753		$ 94,340	$ 71,121	$ 49,700
Consolidated balance sheet assets	61,902	53,597		55,597	40,708	26,058
Corporate borrowings	2,593	2,284		2,048	1,507	1,620
Common equity – Canadian GAAP	6,403	4,911		6,644	5,395	4,514
Underlying value – adjusted IFRS basis [1]	17,850	16,369		—	—	—
Revenues	12,082	12,909		9,343	6,897	5,220
Operating income	4,515	4,616		4,356	3,653	2,214
Cash flow from operations	1,450	1,423		1,907	1,801	908
Net income	454	649		787	1,170	1,662
1.

Reflects carrying values on a pre-tax basis prepared in accordance with procedures and assumptions expected to be utilized to prepare the company’s IFRS financial statements, adjusted to reflect asset values not recognized under IFRS (see Management’s Discussion and Analysis of financial results)

2.	Includes Brookfield Infrastructure special dividend of $0.94 and regular dividends of $0.51 per share
3.	Assets under management for 2005 through 2007 reflect the combination of fair values and Canadian GAAP carrying values

128    BROOKFIELD ASSET MANAGEMENT